Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	7
RESOURCE UPDATE	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	21
NON-IFRS MEASURES	22
LIQUIDITY AND CAPITAL RESOURCES	26
TRANSACTIONS WITH RELATED PARTIES	27
CRITICAL ACCOUNTING ESTIMATES	28
CHANGES IN ACCOUNTING POLICIES	28
FINANCIAL INSTRUMENTS	29
SECURITIES OUTSTANDING	30
QUALIFIED PERSON	30
INTERNAL CONTROLS OVER FINANCIAL REPORTING	30
DISCLOSURE CONTROLS AND PROCEDURES	30
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	30
CAUTIONARY NOTE TO U.S. INVESTORS	32

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three-month period ended March 31, 2015 and the notes related therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2014, the related annual MD&A, and the annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at May 5, 2015, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per silver payable ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items, all-in cost per silver payable ounce (“AIC”) and all-in sustaining cost per silver payable ounce (“AISC”). These are considered non-IFRS measures. Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited (“Great Panther” or the “Company”) is a primary silver mining and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mining operations in Mexico: the Topia Mine and the Guanajuato Mine Complex (the “GMC”). The GMC comprises the Company’s Guanajuato Mine, the Cata processing plant, and the San Ignacio satellite mine commissioned in 2014. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the GMC, respectively, through service agreements with MMR.

The GMC produces silver and gold and is located in central Mexico, approximately 380 kilometres north-west of Mexico City. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc. The GMC and Topia Mine each have their own processing facility.

The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 100 kilometres by road northwest of Guanajuato.

Additional information on the Company, including its AIF, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or on the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 3

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s except ounces, amounts per share and per ounce)
OPERATING	Q1 2015	Q1 2014	% change	Q4 2014	% change
Tonnes milled (excluding custom milling)	99,252	72,631	37%	92,574	7%
Silver equivalent ounces (“Ag eq oz”) produced[1]	987,887	667,349	48%	911,048	8%
Silver ounce production	597,111	370,668	61%	550,010	9%
Gold ounce production	4,703	3,665	28%	4,822	-2%
Silver payable ounces	622,339	352,288	77%	534,664	16%
Cost per tonne milled (USD)[2]	$102.12	$121.38	-16%	$111.08	-8%
Cash cost per silver payable ounce (USD)[2]	$8.71	$13.49	-35%	$12.23	-29%
AISC per silver payable ounce(USD)[2]	$14.47	$24.18	-40%	$21.46	-32%
AIC per silver payable ounce (USD)[2]	$14.65	$27.58	-47%	$21.48	-35%
FINANCIAL
Revenue	$20,250	$12,880	57%	$14,244	42%
Gross profit before non-cash items[2]	$6,652	$3,271	103%	$2,159	208%
Gross profit (loss)	$524	$(418)	225%	$(2,693)	119%
Net income (loss)	$3,588	$(602)	696%	$(26,948)	113%
Adjusted EBITDA[2]	$3,688	$(545)	777%	$(1,211)	405%
Operating cash flows before changes in non-cash net working capital	$4,827	$613	687%	$(1,253)	485%
Cash at end of period	$18,694	$21,660	-14%	$17,968	4%
Net working capital at end of period	$36,904	$36,886	0%	$32,907	12%
Average realized silver price (USD)[3]	$16.99	$20.22	-16%	$15.78	8%
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$0.03	$(0.00)		$(0.19)
Earnings (loss) per share – diluted	$0.03	$(0.00)		$(0.19)

Highlights compared to first quarter 2014, unless otherwise noted:

•	Record metal production of 987,887 Ag eq oz, representing a 48% increase;

•	San Ignacio production increased by 164,982 Ag eq oz to 217,429 Ag eq oz;

•	Silver production increased 61% to a new quarterly record of 597,111 silver ounces;

•	Gold production increased 28% to 4,703 gold ounces;

•	Cash cost per silver payable ounce decreased 35% to US$8.71 per ounce;

•	AISC decreased 39% to US$14.47 per ounce;

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 4

•	Revenues increased 57% to $20.3 million;

•	Net income totalled $3.6 million, compared to a net loss of $0.6 million;

•	Adjusted EBITDA was $3.7 million compared to negative $0.5 million; and

•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), amounted to $4.8 million compared to $0.6 million.

Highlights compared to fourth quarter 2014 (“Q4 2014”), unless otherwise noted:

•	Metal production on a Ag eq oz basis increased 8%;

•	Silver production increased 9%, while gold production decreased 2%;

•	Cash cost per silver payable ounce decreased 29%;

•	AISC decreased 32%;

•	Revenues increased 42%;

•	Adjusted EBITDA was $3.7 million compared to negative $1.2 million;

•	Cash flow from operating activities, before changes in NCWC, improved by $6.1 million;

•	Cash and cash equivalents were $18.7 million at March 31, 2015 compared to $18.0 million at December 31, 2014; and

•	Net working capital increased to $36.9 million at March 31, 2015 from $32.9 million at December 31, 2014.

SIGNIFICANT EVENTS

On January 27, 2015, the Company announced highlights from a 25 hole surface drill program at the San Ignacio Mine, which extended the known mineralization 300 metres to the south of the existing mining activities and indicated thicker and higher grade mineralization along the Melladito zone. Development has commenced based on these results.

On January 29, 2015, the Company provided an update to the Mineral Resource at the GMC, with an effective date of July 31, 2014. Measured and Indicated (“M&I”) Mineral Resource decreased by 2% and Inferred Mineral Resource decreased by 35% compared to the previous update with an effective date of July 31, 2013. Both categories were impacted by the use of lower metal prices in the update (higher cut-off grade), however, the Company was successful in replacing most of the mined M&I Resources during the intervening period. This Mineral Resource estimate reflects M&I Resources of 3,757,800 Ag eq oz and 1,800,200 Ag eq oz attributed to the Guanajuato Mine and the San Ignacio Mine, respectively. This estimate reflected Inferred Mineral Resources of 1,782,200 Ag eq oz, 3,774,300 Ag eq oz and 2,081,200 Ag eq oz for the Guanajuato Mine, San Ignacio Mine and the El Horcon Project, respectively.

On February 23, 2015, the Company provided an update to the Mineral Resource estimate for San Ignacio, with an effective date of December 15, 2014. The Mineral Resource reflected the most recent drill results from the 2014 drill program, which included the discovery of high grade silver-gold mineralization to the south of the 2014 mining area. The Mineral Resource estimate totaled 2,351,000 Ag eq oz of M&I Resources and 9,897,000 Ag eq oz of Inferred Resources, a 31% and 162% increase, respectively, from the July 31, 2014 resource estimate.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 5

On April 13, 2015, Great Panther and Cangold Limited (“Cangold”) announced that they had entered into an Arrangement Agreement (the “Arrangement Agreement”), pursuant to which Great Panther will, subject to the remaining conditions precedent of the Arrangement Agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement (the “Cangold Arrangement”). The Arrangement Agreement supersedes a letter agreement announced on February 26, 2015.

Cangold is based in Vancouver, British Columbia and is listed on the TSX Venture Exchange (the “TSX-V”). As a junior mineral exploration and development company, Cangold’s primary focus is precious metals, particularly gold. The transaction will result in Great Panther adding an option to acquire more than 6,000 hectares of the Guadalupe de los Reyes gold-silver project (a development stage project) in Sinaloa State, Mexico (the “GDLR Project”) to its existing silver and gold producing properties in Mexico. The completion of the transaction will also add Cangold’s Plomo gold project in Mexico, and its Argosy Project in the Red Lake Mining Division of northeastern Ontario, Canada.

The Arrangement Agreement contemplates completion of the Cangold Arrangement on the following basis:

•	Cangold shareholders will receive 0.05 common shares of Great Panther (each a whole common share, a “Great Panther Share”) for each common share of Cangold (a “Cangold Share”) held (such exchange ratio being hereinafter referred to as the “Exchange Ratio”) resulting in, and assuming completion of the transaction, the issuance of approximately 2,139,030 Great Panther Shares in exchange for approximately 42,780,600 Cangold Shares.

•	Each outstanding option and warrant to acquire Cangold Shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Shares in lieu of each Cangold Share, at a price adjusted in accordance with the exchange ratio, and otherwise on the same terms and conditions as the original option or warrant.

•	Completion of the transaction will be subject to customary conditions, including support of the transaction by directors, officers and significant shareholders of Cangold, and receipt of applicable regulatory, shareholder and third party approvals and consents by Cangold and Great Panther as may be required to effect and complete the transaction. In particular, the Cangold Arrangement will be subject to approval of the TSX and applicable filings with the NYSE MKT (in respect of Great Panther) and the TSX-V (in respect of Cangold). Completion of the transaction is also subject to Great Panther being satisfied with the results of its due diligence investigations, and receipt by Great Panther of an opinion of Mexican legal counsel relating to the option Cangold holds in respect of the GDLR Project.

•	Cangold has agreed to not solicit any other acquisition proposals, however, should Cangold receive an offer from a third party which it considers to be superior to the terms of the Arrangement Agreement, Great Panther retains the right to match any superior proposals within 10 days of Cangold receiving such a proposal. The Arrangement Agreement also provides for a payment of a termination fee of $250,000 by Cangold to Great Panther in certain circumstances where the transaction is not completed.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 6

Concurrent with the execution of the letter agreement announced on February 26, 2015, Great Panther, Cangold and a Mexican subsidiary of Cangold, entered into a suite of loan documents pursuant to which Great Panther has agreed (i) to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances (each an “Advance”), in the maximum aggregate amount of up to $1,500,000 (the “Loan”) inclusive of a prior debt already owing from Cangold to Great Panther in the approximate amount of $155,000. Pursuant to the Loan, the principal owing thereunder bears interest at the rate of 15% and is secured by a general security agreement and share pledge agreement. On March 26, 2015 and on April 14, 2015, pursuant to the Loan, Great Panther received respectively 2,897,680 and 1,060,000 bonus common shares in the capital of Cangold, equivalent to 20% of respective Advances of $726,566 (US$580,000) and $265,000 divided by the relevant Market Prices (as such term is defined in TSX-V policies). The Company is entitled to bonus common shares in the amount of 20% of any further Advances, divided by the Market Price, subject to approval by the TSX-V of the issuance of such bonus common shares.

Cangold will hold a shareholder meeting to consider and approve the Arrangement. The terms of the Cangold Arrangement are described in further detail in a Management Information Circular of Cangold filed on April 23, 2015. Assuming all conditions to closing are satisfied, the Company expects that the transaction will close prior to the end of May 2015.

A copy of the Arrangement Agreement has been filed by Cangold as a material contract on SEDAR at www.sedar.com.

MINING OPERATIONS

Consolidated operations

	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes mined	99,847	92,782	89,467	79,268	69,998	72,556	66,445	67,398
Tonnes milled	99,252	92,574	89,030	80,964	72,631	69,601	76,898	67,569
Custom milling (tonnes)	1,198	2,312	1,852	1,929	2,965	2,188	2,357	2,291
Total tonnes milled	100,450	94,886	90,882	82,893	75,596	71,789	79,255	69,860

Production
Silver (ounces)	597,111	550,010	565,966	420,001	370,668	484,937	459,924	396,730
Gold (ounces)	4,703	4,822	4,200	3,773	3,666	3,881	4,695	3,994
Lead (tonnes)	279	285	259	302	308	286	300	243
Zinc (tonnes)	441	406	443	395	431	402	411	411
Silver equivalent ounces	987,887	911,048	890,641	718,794	667,349	763,881	789,250	680,212
Silver payable ounces	622,339	534,664	461,249	381,302	352,288	508,801	369,672	406,787

Cost per tonne milled (USD)	$102.12	$111.08	$121.53	$125.29	$121.38	$119.53	$125.16	$136.62
Metrics per silver payable ounce
Cash cost (USD)	$8.71	$12.23	$11.02	$15.03	$13.49	$8.85	$9.89	$18.14
AISC (USD)	$14.47	$21.46	$19.25	$24.40	$24.18	$15.77	$24.01	$32.42
AIC (USD)	$14.65	$21.48	$19.59	$24.93	$27.58	$17.90	$24.48	$34.20

Great Panther's operations had a strong start to the year, setting several new records for metal produced and ore processed. These records primarily reflect the continuing ramp-up at the San Ignacio Mine, as well as increased metal production at the Topia Mine. The larger than normal increases compared to the first quarter of 2014 were also influenced by the reduced output in that quarter when illegal mining activities interfered with normal operations at Guanajuato.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 7

Processed ore for the first quarter of 2015 amounted to 100,450 tonnes, an increase of 33% over the first quarter of 2014, and an increase of 9% over the fourth quarter of 2014. This included 1,198 tonnes processed for third parties at the Company’s Topia facility.

First quarter 2015 metal production of 987,887 Ag eq oz represented a new quarterly record and was an increase of 48% compared to the first quarter of 2014. The large increase primarily reflected the continued ramp-up in production at San Ignacio Mine which had not yet commenced commercial production in the first quarter of 2014.

Overall metal production for the first quarter of 2015 increased 8% over the fourth quarter of 2014, which was also primarily a function of the ramp-up in production at San Ignacio for which throughput increased 39% quarter-over-quarter.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 8

Cash cost was US$8.71 for the first quarter of 2015, a 35% decrease compared to US$13.40 for the first quarter of 2014. The decrease was due to a combination of the US dollar strengthening compared to the Mexican peso, and higher silver grades. These factors were partially offset by lower by-product credits primarily attributed to lower gold prices.

Compared to the cash cost of the fourth quarter of 2014 of US$12.23, the decrease in first quarter 2015 cash cost was driven predominantly by the stronger US dollar, as well as higher gold by-product credits achieved during the period.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to production, and therefore, the amount of the by-product credit may not directly correlate to the production reported for the period.

AISC for the first quarter of 2015 decreased to US$14.47 from US$24.18 in the first quarter of 2014. This reduction is primarily due to the reduction in cash cost, augmented by reductions in exploration, mine development and capital costs per payable Ag oz. For the same reasons, AISC also decreased relative to the AISC for the fourth quarter of 2014.

In addition, the same factors were responsible for the decrease in AIC.

Guanajuato Mine Complex

The GMC processed 82,026 tonnes in the first quarter of 2015, a 48% increase over the first quarter of 2014, and a 7% increase over the prior quarter. The increase was primarily attributed to the ramp-up in production at San Ignacio Mine which contributed 25,609 tonnes of ore in the first quarter of 2015, compared to 8,037 in the comparative period in 2014.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 9

	2015	2014				2013
GUANAJUATO MINE	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes milled	56,417	58,467	57,887	50,766	47,243	55,547	60,536	52,917
Production
Silver (ounces)	324,482	331,884	341,329	216,393	178,385	330,949	289,671	236,454
Gold (ounces)	2,638	3,548	3,189	2,775	2,968	3,750	4,531	3,841
Silver equivalent ounces	495,942	544,722	532,659	382,884	356,495	555,933	561,544	466,925
Average ore grades
Silver (g/t)	196	193	200	148	133	202	166	159
Gold (g/t)	1.57	2.02	1.84	1.85	2.14	2.26	2.54	2.47
Metal recoveries
Silver	91.2%	91.4%	91.9%	86.5%	88.6%	91.7%	89.4%	87.2%
Gold	92.5%	93.4%	93.2%	91.7%	91.5%	92.9%	91.8%	91.5%
Concentrate grades
Silver (g/t)	12,048	11,070	10,862	9,584	8,948	11,216	9,028	10,257
Gold (g/t)	98	116	101	123	149	127	141	167

	2015	2014				2013
SAN IGNACIO MINE	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes milled	25,609	18,372	14,160	12,880	8,037	Nil	Nil	Nil
Production
Silver (ounces)	93,288	64,400	50,650	35,294	20,674	Nil	Nil	Nil
Gold (ounces)	1,910	1,136	887	873	530	Nil	Nil	Nil
Silver equivalent ounces	217,429	132,594	103,897	87,705	52,447	Nil	Nil	Nil
Average ore grades
Silver (g/t)	134	130	131	104	103	Nil	Nil	Nil
Gold (g/t)	2.68	2.21	2.26	2.55	2.47	Nil	Nil	Nil
Metal recoveries
Silver	84.7%	84.0%	84.7%	81.8%	77.6%	Nil	Nil	Nil
Gold	86.6%	87.1%	86.3%	82.9%	82.9%	Nil	Nil	Nil
Concentrate grades
Silver (g/t)	9,840	9,325	7,684	7,414	10,419	Nil	Nil	Nil
Gold (g/t)	201	165	135	183	267	Nil	Nil	Nil

GMC (Combined Guanajuato and	2015	2014				2013
San Ignacio)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes milled	82,026	76,839	72,047	63,646	55,280	55,547	60,536	52,917
Production
Silver (ounces)	417,770	396,284	391,979	251,687	199,059	330,949	289,671	236,454
Gold (ounces)	4,548	4,684	4,076	3,648	3,498	3,750	4,531	3,841
Silver equivalent ounces	713,371	677,316	636,556	470,589	408,942	555,933	561,544	466,925
Silver payable ounces	465,416	340,851	338,689	235,409	202,420	352,238	212,317	259,770
Average ore grades
Silver (g/t)	177	178	186	139	128	202	166	159
Gold (g/t)	1.92	2.07	1.92	1.99	2.19	2.26	2.54	2.47
Metal recoveries
Silver	89.7%	90.1%	90.9%	88.4%	87.3%	91.7%	89.4%	87.2%
Gold	89.9%	91.8%	91.6%	89.4%	90.1%	92.9%	91.8%	91.5%
Concentrate grades
Silver (g/t)	11,473	10,698	10,311	9,206	9,081	11,216	9,028	10,257
Gold (g/t)	125	126	107	133	160	127	141	167
Cost per tonne milled (USD)	$90.77	$98.59	$108.16	$113.08	$109.66	$105.63	$108.42	$122.77
Metrics per silver payable ounce
Cash cost (USD)	$7.16	$10.05	$9.24	$14.49	$12.13	$5.34	$3.92	$17.26
AISC (USD)	$13.44	$21.70	$17.75	$25.58	$25.89	$13.09	$23.89	$35.20
AIC (USD)	$13.69	$21.73	$18.21	$26.44	$31.82	$15.45	$24.70	$37.68

Metal production totaled 713,371 Ag eq oz for the first quarter of 2015, a 74% increase over the first quarter of 2014. San Ignacio contributed 217,429 Ag eq oz of production during the quarter. In addition to the 48% higher throughput at the GMC, the operations also yielded 38% higher silver grades relative to the first quarter of 2014.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 10

Metal production increased 5% over the fourth quarter of 2014 primarily due to the increase in throughput from the continued ramp-up in production at San Ignacio. This increase in throughput more than made up for a modest decline in in silver grades, as well as a 7% decrease in gold grade relative to the preceding quarter.

Average ore grades for the first quarter of 2015 were 177g/t Ag and 1.92g/t Au, compared to 128g/t Ag and 2.19g/t Au for the first quarter of 2014. As noted above, this represents a 38% increase in average silver grades and a 12% decrease in average gold grades compared to first quarter of 2014.

Compared to the fourth quarter of 2014, first quarter 2015 average silver grades decreased 1% from 178g/t and average gold grades decreased 7% from 2.07g/t.

Silver recoveries at the GMC improved in the first quarter of 2015 relative to the same period in 2014, from 87.3% to 89.7%. This increase in recoveries also contributed to the increase in silver ounces produced. Gold recoveries remained relatively consistent with the first quarter of 2014.

Compared to the fourth quarter of 2014, the operations at the GMC experienced a slight decrease in both silver and gold recoveries.

Cash cost for the GMC decreased from US$12.13 in the first quarter of 2014 to US$7.16 in the first quarter of 2015. The decrease was primarily derived from a combination of the US dollar strengthening compared to the Mexican peso and improved silver grades which increased payable silver ounces per tonne.

Cash cost also decreased by 29% compared to the fourth quarter of 2014 cash cost of US$10.05. This was a function of the strengthening of the US dollar against the Mexican peso. In addition, the ounces of gold sold from the GMC during the first quarter of 2015 increased by 1,454 ounces of gold when compared to the fourth quarter of 2014, giving rise to an increase in by-product credits. Cash cost and the associated by-product credits are computed based on sales during the period (rather than production) and, as such, the amount of the by-product credit may not directly correlate to the production reported for the period.

AISC for the first quarter of 2015 decreased to US$13.44 from US$25.89 in the first quarter of 2014. This was a function of the decrease in cash cost and the 130% increase in payable silver ounces which reduced exploration, mine development and capital expenditures on a payable silver ounce basis. The same factors also accounted for a decrease in AISC compared to the fourth quarter of 2014.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 11

AIC for the first quarter of 2015 decreased to US$13.69, from US$31.82 in the first quarter of 2014 due primarily to the decrease in AISC. In addition, there was a significant decrease in non-sustaining development costs related to the San Ignacio Mine which commenced commercial production during the second quarter of 2014.

GMC Development

A total of 1,257 metres of underground development were completed during the quarter ended March 31, 2015 at the Guanajuato Mine. Mine development was focused on the Guanajuatito, Santa Margarita and Cata zones.

The Company’s first quarter 2015 drill program at the Guanajuato Mine totaled 3,434 metres of underground drilling at Valenciana and Cata.

Rehabilitation work on the Cata shaft was not undertaken during the quarter but is expected to be completed in the third quarter of 2015.

Development at San Ignacio concentrated on infrastructure work including the preparation of pumping stations and developing access levels to stopes. At San Ignacio, a 2015 surface drilling program of approximately 2,000 metres will begin in the third quarter to further define the Melladito and Melladito 2 & 3 zones.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 12

Topia Mine

Mill throughput for Topia in the first quarter of 2015 was 18,423 tonnes which included 1,198 tonnes milled for third parties. Excluding milling for third parties, Topia’s processing decreased 1% over the first quarter of 2014. Milling for third parties during the quarter was at its lowest level in the past two years, and is down 60% from the first quarter of 2014.

Excluding milling for third parties, Topia’s throughput increased 9% compared to the fourth quarter of 2014.

	2015	2014				2013
TOPIA MINE	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes milled	17,225	15,735	16,983	17,318	17,351	14,054	16,362	14,652
Custom milling (tonnes)	1,198	2,312	1,852	1,929	2,965	2,188	2,357	2,291
Total tonnes milled	18,423	18,047	18,835	19,247	20,316	16,242	18,719	16,943
Production
Silver (ounces)	179,341	153,726	173,987	168,314	171,609	153,988	170,254	160,276
Gold (ounces)	155	138	124	125	168	131	164	154
Lead (tonnes)	279	285	259	302	308	286	300	243
Zinc (tonnes)	441	406	443	395	431	402	411	411
Silver equivalent ounces	274,515	233,732	254,085	248,205	258,407	207,948	227,706	213,287
Silver payable ounces	156,923	193,813	122,560	145,893	149,868	156,563	157,355	147,017
Average ore grade
Silver (g/t)	357	338	352	336	344	376	358	376
Gold (g/t)	0.44	0.45	0.41	0.40	0.56	0.49	0.55	0.57
Lead (%)	1.71	1.93	1.62	1.84	1.90	2.17	1.96	1.79
Zinc (%)	2.73	2.76	2.83	2.49	2.70	3.07	2.73	3.05
Metal recoveries
Silver	90.8%	89.9%	90.5%	89.8%	89.4%	90.6%	90.4%	90.6%
Gold	63.5%	61.4%	55.3%	56.1%	53.8%	58.6%	56.4%	57.0%
Lead	94.5%	93.8%	94.4%	94.7%	93.4%	93.8%	93.5%	92.5%
Zinc	93.8%	93.6%	92.1%	91.6%	91.9%	93.2%	91.8%	91.9%
Concentrate grades
Lead
Silver (g/t)	9,321	8,149	10,024	9,083	8,730	8,031	9,337	8,936
Gold (g/t)	6.79	6.35	6.29	5.77	7.39	5.98	7.61	8.93
Lead (%)	49.39	51.06	50.69	55.05	52.94	50.20	55.08	52.24
Zinc (%)	11.22	10.15	12.13	9.46	9.77	11.60	8.97	9.64
Zinc
Silver (g/t)	585	572	570	601	558	519	516	517
Gold (g/t)	1.43	1.26	1.01	1.24	1.42	1.16	1.56	1.45
Lead (%)	0.93	1.48	0.86	1.26	1.28	1.21	1.32	0.89
Zinc (%)	49.8	50.42	53.76	52.99	51.26	52.11	52.39	50.45
Cost per tonne milled (USD)	$152.67	$164.29	$172.65	$165.64	$153.30	$167.04	$179.28	$179.89
Metrics per silver payable ounce
Cash cost (USD)	$13.31	$16.06	$15.93	$15.89	$15.32	$16.76	$17.95	$19.67
AISC (USD)	$17.53	$21.03	$23.40	$22.49	$21.85	$21.78	$24.18	$28.03
AIC (USD)	$17.53	$21.03	$23.40	$22.49	$21.85	$21.78	$24.18	$28.03

Metal production in the first quarter of 2015 increased 6% to 274,515 Ag eq oz compared to the first quarter of 2014. Metal production increased as a result of improved silver grades and silver recoveries in the quarter ended March 31, 2015 compared to the first quarter of 2014.

Metal production increased 17% compared to the fourth quarter of 2014 as a result of increased throughput, improved silver and gold grades, and improved silver and gold recoveries. The fourth quarter generally sees lower throughput due to shutdowns for maintence and the Chirstmas season.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 13

Though the grades and recoveries of gold, lead and zinc fluctuated between the current, comparative, and preceding period, the impact thereof has not been significant.

Cash cost for the first quarter of 2015 decreased to US$13.31 from US$15.32 in the first quarter of 2014. The decrease in cash cost is primarily driven by the US dollar strengthening compared to the Mexican peso, but the mine also benefited from the higher number of silver payable ounces achieved in the first quarter of 2015 as a result of higher grades and recoveries.

Cash cost decreased from US$16.06 in the fourth quarter of 2014, due to the US dollar strengthening compared to the Mexican peso, higher silver grades, and improved silver and gold recoveries.

There were no non-sustaining expenditures related to the Topia Mine in either 2014 or the first quarter of 2015 and therefore there is no difference between AISC and AIC for the period. AIC and AISC for the first quarter of 2015 decreased to US$17.53 from US$21.85 in the first quarter of 2014 primarily due to the decrease in cash cost. Also contributing to the reductions in AIC and AISC are a decrease in mine development and capital expenditures, combined with the impact of a 5% increase in silver payable ounces.

AIC and AISC decreased from US$21.03 in the fourth quarter of 2014 primarily due to the decrease in cash cost.

Topia Development

Underground development for the quarter ended March 31, 2015 was limited to 161 metres at the Argentina mine.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 14

RESOURCE UPDATE

Guanajuato Mine Complex (the “GMC”)

The most recent mineral resource update for the GMC was published on February 23, 2015 (as noted under the section Significant Events) and is contained in the technical report entitled NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, dated February 25, 2015 and filed on SEDAR on February 25, 2015. A summary table of the Updated 2014 Mineral Resource Estimate for the GMC is presented below for convenience:

MEASURED & INDICATED

		Ag	Ag	Au	Au	Ag eq	Ag eq
Mine	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
San Ignacio[1]	180,300	159	924,100	3.49	20,220	406	2,351,000
Guanajuato[1]	220,500	313	2,220,300	3.07	22,300	530	3,757,800
Total M & I	400,800	244	3,144,400	3.26	42,520	474	6,108,800

INFERRED

		Ag	Ag	Au	Au	Ag eq	Ag eq
Mine	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
San Ignacio[1]	787,800	160	4,060,000	3.26	82,680	391	9,897,000
Guanajuato[1]	163,600	101	532,600	3.37	17,710	339	1,782,200
SI & GTO Inferred	951,400	150	4,592,600	3.28	100,390	382	11,679,200
El Horcon[1,2]	149,200	78	375,300	3.51	16,830	434	2,081,200
Total Inferred	1,100,600	140	4,967,900	3.31	117,220	389	13,760,400

[1]	Mineral Resource Estimates for Guanajuato and El Horcon use an effective date of July 31, 2014 while San Ignacio uses an effective date of December 15, 2014; and all used a metal price outlook of $17.00/oz silver and $1,200/oz gold.

[2]	Silver equivalent calculations for El Horcon include lead content but not zinc, as the zinc would not be recovered in the Guanajuato plant. Recoveries and smelter terms are also factored into the calculation.

GMC El Horcon Project

The El Horcon Project resource estimate is contained in the summary table of the Updated 2014 Mineral Resource Estimate for the GMC presented above. This resource estimate has an effective date of July 31, 2014, and was prepared based on the most recent surface drill program completed during 2013. While the Ministry of Environment and Natural Resources, SEMARNAT, has issued a permit for a limited drill program, none is planned for 2015.

As of the date of this MD&A, the Company had not fully secured mineral property titles (“concessions”) for approximately 1,222 of its 7,909 hectares related to the El Horcon Project. Three of the Company’s mineral property title claims were cancelled due to what the Company believes was an administrative error on the part of the government agency which manages mineral property titles in Mexico. The Company is in the process of having the claims reinstated and has successfully reinstated two concessions. As it is believed that all three were cancelled due to the same error, the Company anticipates that the remaining concession will be reinstated in 2015. Neither the status of the mineral property claims, or the process to reinstate the claims has affected the Company’s exploration work to date as it has not involved the claims in question. As the Company expects to be successful in reinstating the remaining mineral property claim, no provision against the carrying value of the El Horcon Project has been recorded.

Topia Mine

The latest mineral resource update for Topia is contained in the technical report entitled NI 43-101 Report on the Topia Mine Mineral Resource Estimation, dated May 9, 2014 filed on SEDAR on October 1, 2014.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 15

Work on an updated mineral resource estimate for Topia commenced in the fourth quarter of 2014 and an update is expected in the second quarter of 2015.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Revenue	$20,250	$14,244	$12,801	$14,465	$12,880	$15,837	$14,313	$11,165
Cost of sales before non-cash items[1]	13,598	12,085	9,883	12,038	9,609	10,118	8,780	11,392
Gross profit (loss) before non-cash items[1]	6,652	2,159	2,918	2,427	3,271	5,719	5,533	(227)
Gross profit (loss)[2]	524	(2,693)	(1,521)	(1,529)	(418)	1,523	2,645	(3,842)
Net income (loss) for the period	3,588	(26,948)	(970)	(4,492)	(602)	(7,359)	(1,523)	(5,124)
Basic earnings (loss) per share	0.03	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)
Diluted earnings (loss) per share	0.03	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)
Adjusted EBITDA[1]	3,688	$(1,211)	$1,267	$213	$(545)	$4,101	$3,865	$(3,323)

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought which may limit mineral processing. The dry season in Mexico generally extends from October through April.

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

The first quarter of 2015 was marked by increased production and the depreciation of the Canadian dollar against the US dollar which, along with increased production and metal sales, contributed to the increase in revenue reported. These were also the primary factors in the 208% increase in gross profit before non-cash items compared to the fourth quarter of 2014. In addition to the increases in revenue and gross profit discussed above, significant foreign exchange gains recognized by the Company’s subsidiaries on intercompany debt and net working capital contributed to a large increase in net income.

In the fourth quarter of 2014, revenue increased by 11% mainly due to the 12% increase in Ag eq oz sales, which offset lower realized metal prices. Net loss increased primarily due to an $11.7 million non-cash pre-tax impairment charge, $4.6 million in income tax expense compared to an income tax recovery of $0.3 million in the previous quarter, the realization of a $4.4 million foreign exchange loss in the quarter compared to a foreign exchange gain of $2.1 million in the previous quarter, a $1.2 million increase in gross loss, a $0.6 million increase in G&A expenditures and a $0.2 million increase in E&E expenditures.

In the third quarter of 2014, revenue decreased by 12% mainly due to a 5% decrease in the average realized silver price. Net loss decreased primarily due to the realization of a $2.1 million foreign exchange gain in the quarter compared to a $2.8 million foreign exchange loss in the previous quarter. A decrease in G&A expenses of $0.4 million and the receipt of $0.5 million in insurance proceeds included in finance and other income also contributed to the decrease in net loss. These impacts were partially offset by a $0.3 million increase in E&E expenses and a $1.9 million reduction in income tax recovery.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items, gross profit before non-cash items, and Adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[2]	Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 16

In the second quarter of 2014, revenue increased due to an 18% increase in Ag eq oz metal sales. However, gross loss increased $1.1 million due to higher cost of sales. Net loss increased significantly as the Company realized a $2.8 million foreign exchange loss in the second quarter of 2014, compared to a $3.8 million gain in the prior quarter. The fluctuation was due primarily to the strengthening of the Canadian dollar against the Mexican peso. These impacts were partially offset by a $1.1 million decrease in G&A and E&E expenses and costs associated with the illegal occupation of the Guanajuato plant and administration facilities incurred in the first quarter of 2014 which did not recur in the second quarter.

In the first quarter of 2014, revenue decreased due to the decrease in metal production and lower metal prices. Net loss decreased significantly in the first quarter of 2014 as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge. Net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profit due to lower sales volume as a result of lower metal production and lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Guanajuato plant and administration facilities in March.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices. Net loss increased due primarily to a $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit. These factors were partly offset by decreases in G&A and E&E expenses, and realization of a $4.0 million foreign exchange gain in the quarter compared to a $3.5 million foreign exchange loss in the previous quarter.

Revenues increased in the third quarter of 2013 due to a sharp rise in silver and gold prices at the end of the quarter that resulted in a $0.9 million positive revaluation adjustment on shipments subject to final settlement. (A $1.3-million negative revaluation adjustment was recorded in the second quarter of 2013). The decrease in net loss was primarily due to an increase in gross profit to $2.6 million and decreases in G&A and E&E expenses of $1.2 million, offset by an increase in foreign exchange loss of $3.4 million.

In the second quarter of 2013, revenue decreased due to a sharp decline in average realized silver prices (US$21.58 per ounce compared to US$29.71 per ounce) and a similar decline in the price of gold. The net loss was predominantly the result of realizing a gross loss of $3.8 million due mainly to lower metal prices, and a $0.8 million increase in G&A and E&E expenses.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 17

RESULTS OF OPERATIONS

Quarter ended March 31, 2015

Sales quantities by metal for the quarters ended March 31, 2015 and 2014 were as follows:

	Q1 2015			Q1 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	465,416	156,923	622,339	202,420	149,868	352,288
Gold (ounces)	4,891	78	4,969	2,790	97	2,887
Lead (tonnes)	-	232	232	-	311	311
Zinc (tonnes)	-	301	301	-	271	271
Silver equivalent ounces	783,336	224,672	1,008,008	369,796	194,647	564,443

Revenue related to contained metals in concentrates for the quarters ended March 31, 2015 and 2014 are as follows:

(in CAD thousands)	Q1 2015			Q1 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$9,924	$3,355	$13,279	$4,997	$3,384	$8,381
Gold revenue	7,357	118	7,475	4,027	149	4,176
Lead revenue	-	523	523	-	618	618
Zinc revenue	-	778	778	-	698	698
Ore processing revenue and other	-	118	118	-	257	257
Smelting and refining charges	(1,133)	(790)	(1,923)	(499)	(751)	(1,250)
Total revenue	$16,148	$4,102	$20,250	$8,525	$4,355	$12,880

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the quarters ended March 31, 2015 and 2014 are as follows:

	Q1 2015	Q1 2014
Silver (USD/oz)	$16.99	$20.22
Gold (USD/oz)	$1,202.29	$1,296.53
Lead (USD/lb)	$0.81	$0.95
Zinc (USD/lb)	$0.93	$0.91
USD/CAD	0.81	0.91
MXP/CAD	12.03	11.99

For the first quarter of 2015, the Company earned revenue of $20.3 million, compared to $12.9 million for the comparative period in 2014. The $7.4 million increase in revenue is primarily attributable to a 79% increase in metal sales volume as a result of an increase in metal production. In addition, there was a drawdown of inventory in the quarter, and the 12% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 16% and 7% decreases average realized silver and gold prices in US dollars, respectively.

Compared to the fourth quarter of 2014, revenue increased by $6.0 million due to a 27% increase in metal sales volume, higher average realized gold and silver prices, and the strengthening of the US dollar compared to the Canadian dollar. Metal sales volume increased due to higher throughput, primarily from San Ignacio, and the drawdown of 2014 year-end inventory levels.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 18

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q1 2015	Q1 2014	% Change	Q4 2014	% Change
Revenue	$20,250	$12,880	57%	$14,244	42%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	13,598	9,609	42%	12,085	13%
Amortization and depletion	6,000	3,634	65%	4,729	27%
Share-based payments	128	55	133%	124	3%
Total cost of sales	19,726	13,298	48%	16,938	16%

Gross profit (loss)	$524	$(418)	225%	$(2,694)	119%
Gross profit (loss) (% of revenue)	3%	-3%		-19%
Add:
Amortization and depletion	$6,000	$3,634	65%	$4,729	27%
Share-based payments	128	55	133%	124	3%
Gross profit before non-cash items[1]	$6,652	$3,271	103%	$2,159	208%
Gross profit before non-cash items (% of revenue)	33%	25%		15%

Cost of sales before non-cash items increased 42% to $13.6 million for the first quarter of 2015, compared to $9.6 million in the first quarter of 2014. The increase in cost of sales is wholly attributable the increase in metal sales volume. Cost of sales before non-cash items per unit of Ag eq oz sold decreased due to a decrease in cash cost.

Cost of sales before non-cash items increased 13% compared to the fourth quarter of 2014, and was primarily attributable to the 16% increase in metal sales volume.

Gross profit before non-cash items increased by $3.4 million in the first quarter of 2015 compared to the first quarter of 2014, as a result of the $7.4 million increase in revenues which exceeded the $4.0 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening compared to the Canadian dollar and a reduction in unit cash cost.

Gross profit before non-cash items increased by $4.5 million in the first quarter of 2015 compared to the fourth quarter of 2014 primarily due to the $6.0 million increase in revenue, while cost of sales before non-cash items only increased by $1.5 million. The proportionately higher increase in revenue is primarily attributable to higher realized silver and gold prices and the impact of the US dollar strengthening compared to the Canadian dollar.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased to $6.0 million in the first quarter of 2015 from $3.6 million in the first quarter of 2014. This was due to a reduction in the M&I resource at the Guanajuato Mine based on the updated Mineral Resource issued in February 2015. The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold. Furthermore, there was a 26% increase in tonnes mined at the Guanajuato Mine which also contributed to the increase in amortization and depletion.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 19

Amortization and depletion relating to cost of sales increased 27% compared to the fourth quarter of 2014 due to the reduction in the resource estimate mentioned above.

(in CAD thousands)	Q1 2015	Q1 2014	% Change	Q4 2014	% Change
General & administrative (G&A) expenses	$2,235	$1,697	32%	$2,063	8%
Exploration & evaluation (E&E) expenses	$973	$1,617	-40%	$1,574	-38%
Impairment charge	Nil	Nil	0%	$11,743	-100%
Finance and other income (expense)	$6,110	$3,156	94%	$(4,310)	-242%
Income tax expense (recovery)	$(162)	$26	-1,319%	$4,566	107%
Net income (loss) for the period	$3,588	$(602)	722%	$(26,948)	114%

General and administrative (“G&A”) expenses were $2.2 million for the first quarter of 2015 compared to $1.7 million for the same period in 2014. The increase primarily reflects timing of certain corporate expenditures for audit and filing fees, and some non-recurring legal and consulting fees associated with the structuring of the Company’s investment in its Mexican subsidiaries.

G&A expenses incurred in the first quarter of 2014 were relatively consistent with expenditures in the fourth quarter of 2014. The fourth quarter of 2014 also reflected a number of non-recurring expenditures.

E&E expenses were $1.0 million for the first quarter of 2015 compared to $1.6 million for the same period in 2014. The decrease is primarily a function of significant San Ignacio development costs incurred in the first quarter of 2014 to prepare the mine for commercial production. This factor was partly offset by a $0.4 million increase in spending on business development activities, primarily related to the Cangold plan of arrangement (refer to the Significant Events section for more information).

Compared to the fourth quarter of 2014, E&E expenses decreased by $0.6 million primarily due to a $0.5 million decrease in San Ignacio development costs. The fourth quarter of 2014 also saw higher development expenditures for San Ignacio for the purpose of accessing and preparing the areas currently being mined, and mined in the first quarter of 2015. Ongoing development expenditures for San Ignacio continued to be expensed as the mine does not meet the criteria for capitalization under IFRS.

Finance and other income amounted to $6.1 million for the first quarter of 2015, compared to $3.2 million for the same period in 2014. The change is primarily associated with a $6.0 million foreign currency gain recognized in the first quarter of 2015, compared to a foreign currency gain of $3.8 million in the comparative period. Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company’s Mexican subsidiaries have the Mexican peso as their functional currency. The Company has a significant Canadian dollar intercompany loan owing by one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses in the accounts of the Mexican subsidiary. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The increase in finance and other income compared to the fourth quarter of 2014 is due to the $6.0 million foreign exchange gain recognized in the first quarter of 2015, compared to a foreign exchange loss of $4.4 million in the fourth quarter of 2014.

The Company recorded an income tax recovery of $0.2 million during the first quarter of 2015, predominantly as a result of reversing $0.3 million of valuation allowance previously recognized against deferred tax assets. This deferred income tax recovery was offset by a $0.2 million current income tax expense. The income tax expense recognized in the first quarter of 2014 is negligible. During the preceding quarter ended December 31, 2014, the Company recognized a $4.6 million net tax expense which represents valuation allowances taken against tax losses and other deductible temporary differences as at that date.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 20

Net income for the first quarter of 2015 was $3.6 million, compared to a net loss of $0.6 million for the same period in 2014. The increase in net income is primarily attributable to the $0.9 million increase in gross profit, the $3.0 million increase in finance and other expense (due mainly to foreign exchange fluctuation described above) and an income tax recovery of $0.2 million.

Net income for the first quarter of 2015 compares to a net loss of $27.0 million incurred in the fourth quarter of 2014 which included a non-recurring pre-tax non-cash impairment charge of $11.7 million, finance and other expense of $4.3 million and income tax expense of $4.6 million. The fourth quarter of 2014 also reflected a gross loss of $2.7 million compared to a gross profit of $0.5 million in the first quarter of 2015.

Adjusted EBITDA was $3.7 million for the first quarter of 2015, compared to adjusted EBITDA of negative $0.5 million for the same period in 2014. The increase in adjusted EBITDA reflects the $3.4 million increase in gross profit before non-cash items, a $0.7 million decrease in E&E expenses, and a $0.7 million reduction of non-recurring expenses associated with the illegal occupation of the Guanajuato mine facilities incurred in the comparative period. These factors were partly offset by a $0.5 million increase in G&A expenses.

Adjusted EBITDA increased from negative $1.2 million in the fourth quarter of 2014 primarily due to a $4.5 million increase in gross profit before non-cash items and a $0.6 million decrease in E&E expenses. These factors were partially offset by a $0.2 million increase in G&A expenses.

OUTLOOK

The Company previously announced the following production and cost guidance for the year ending December 31, 2015 which remains unchanged:

Production and cash cost guidance	FY 2014 Actual	Q1 2015 Actual	FY 2015 Guidance Range
Total silver equivalent ounces[1]	3,187,832	987,887	3,500,000 – 3,600,000
Cash cost per silver payable ounce (USD)[2]	$12.78	$8.71	$ 11.50 – $ 12.50
AISC (USD) [2]	$22.07	$14.47	$ 18.50 – $ 19.85

The Company still plans to spend between $10 to $12 million in 2015 on mine development and diamond drilling at the GMC and Topia Mine, and on the acquisition of new mining and plant equipment to support further operational efficiencies.

At this time, the Company’s previously disclosed exploration drilling plans for 2015 also remain unchanged. These consist of approximately 19,000 metres with the objective to further define resources, look for vein extensions and test new targets. This estimate may change on closing of the Cangold arrangement for which Cangold has scheduled a May 22, 2015 special shareholders’ meeting to vote on the matter. The Company will provide a further update shortly after the Cangold special meeting (refer to the Significant Events section of this MD&A for further information.)

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.

[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 21

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost per silver payable ounce (“cash cost”), AISC, AIC, gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relates to metal production during the period, and is reported in US dollars.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs that are largely within its control.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended March 31, 2015 and 2014:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014
Production costs (CAD thousands)	$10,270	$6,264	$3,328	$3,345	$13,598	$9,609
Production costs (sales basis)	8,272	5,673	2,685	3,030	10,957	8,703
Change in concentrate inventory	(827)	389	128	84	(699)	473
Production costs (production basis)	$7,445	$6,062	$2,813	$3,114	$10,258	$9,176
Tonnes milled, including custom milling	82,026	55,280	18,423	20,316	100,449	75,595
Cost per tonne milled (USD)	$90.77	$109.66	$152.67	$153.30	$102.12	$121.38

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 22

Management believes that the Company’s ability to control cash cost is one of its key performance indicators of results of operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per silver payable ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

The following table reconciles cash cost to production costs, as reported in the Company’s condensed interim consolidated financial statements:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014
Production costs (CAD thousands)	$10,270	$6,264	$3,328	$3,345	$13,598	$9,609
Production costs (as converted to USD)	8,272	5,673	2,685	3,030	10,957	8,703
Smelting and refining	938	413	623	660	1,561	1,073
Revenue from custom milling	-	-	(96)	(88)	(96)	(88)
Cash operating costs	$9,210	$6,086	$3,212	$3,602	$12,422	$9,688
Gross by-product revenue[1]
Gold by-product revenue	(5,879)	(3,644)	(95)	(134)	(5,974)	(3,778)
Lead by-product revenue	-	-	(413)	(559)	(413)	(559)
Zinc by-product revenue	-	-	(615)	(632)	(615)	(632)
Cash operating costs, net of by-product revenue	$3,331	$2,442	$2,089	$2,277	$5,420	$4,719
Silver payable ounces sold	465,416	202,420	156,923	149,868	622,339	352,288
Cash cost per silver payable ounce (USD)	$7.16	$12.06	$13.31	$15.19	$8.71	$13.40

All-in cost and all-in sustaining cost

AIC and AISC are non-IFRS measures and have been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of these measures provides broader measures of the cost of producing an ounce of silver at its operations as these include capital expenditures, G&A costs, and other costs not commonly included in the cost of production.

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

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AIC starts with cash cost net of by-product revenues and adds (i) G&A expenditures inclusive of share-based payments, (ii) accretion of reclamation and remediation costs, (iii) E&E expenses, (iv) sustaining and non-sustaining mine development costs and (v) capital expenditures related to both sustaining and non-sustaining activities. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in a material increase in the life of assets, future earnings, or improvements in recovery or grade, as well as those costs required to improve or enhance assets to minimum standards for reliability, environmental and safety requirements over the planned life of the mine. Non-sustaining expenditures are those costs which are expected to materially increase the life of assets, resources or reserves, materially increase earnings, increase productive capacity or output or significantly improve recoveries and grade.

The following table reconciles cash operating costs net of by-product revenue to AIC for the three months ended March 31, 2015 and 2014:

(in USD thousands, except ounces)	GMC		Topia		Consolidated
	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014
Cash operating costs, net of by-product revenue	$3,331	$2,442	$2,089	$2,277	$5420	$4,719
G&A costs inclusive of share-based payments	1,370	933	528	592	1,898	1,525
Accretion of reclamation and remediation costs	6	13	8	22	14	35
E&E costs	887	1,646	10	235	896	1,881
Mine development costs	444	730	84	139	529	869
Capital expenditures	332	623	32	92	364	715
All-in costs	$6,370	$6,387	$2,751	$3,357	$9,121	$9,744
Silver payable ounces sold	465,416	202,420	156,923	149,868	622,340	352,288
AIC per silver payable ounce	$13.69	$31.55	$17.53	$22.40	$14.65	$27.66

AlSC starts with AIC and deducts non-sustaining E&E costs and non-sustaining capital expenses. Certain other cash expenses, amortization and depletion, tax payments, dividends and financing costs are not included in either AIC or AISC, per the WGC guidance.

Management believes that the AIC measure represents the aggregate costs of producing silver from current operations and also includes those costs currently being incurred to develop new operations which will ultimately grow and develop the Company. The above costs are included in the Company’s condensed interim consolidated financial statements at March 31, 2015 as follows:

Item	Source
G&A costs inclusive of share-based payments	Consolidated statements of comprehensive income
Accretion of reclamation and remediation costs	Included in other income within the consolidated statements of comprehensive income
E&E costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 24

The following table reconciles AIC to AISC for the three months ended March 31, 2015 and 2014:

(in USD thousands, except ounces)	GMC		Topia		Consolidated
	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014
All-in costs	$6,370	$6,387	$2,751	$3,357	$9,121	$9,744
Non-sustaining E&E costs	(114)	(1,267)	-	-	(114)	(1,267)
All-in sustaining costs	$6,256	$5,120	$2,751	$3,357	$9,007	$8,477
Silver payable ounces sold	465,416	202,420	156,923	149,868	622,340	352,288
AISC per silver payable ounce	$13.44	$25.29	$17.53	$22.40	$14.47	$24.06

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property prior to it entering commercial production in June 2014 were considered non-sustaining as are any expenses incurred in respect of the Company’s El Horcon and Santa Rosa exploration projects.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which standard EBITDA is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the quarters ended March 31, 2015 and 2014 and December 31, 2014 to the audited consolidated financial statements:

(in CAD thousands)	Q1 2015	Q1 2014	Q4 2014
Income (loss) for the period	$3,588	$(602)	$(26,948)
Income tax expense (recovery)	(162)	26	4,566
Interest income	(139)	(81)	(86)
Interest expense	21	38	-
Impairment of mineral properties, plant and equipment	-	-	11,743
Amortization and depletion of mineral properties, plant and equipment	6,063	3,717	4,804
EBITDA	9,371	3,098	(5,922)
Foreign exchange loss (gain)	(5,966)	(3,774)	4,410
Share-based payments	283	132	301
Adjusted EBITDA	$3,688	$(545)	$(1,211)

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 25

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and E&E expenses. A reconciliation of gross profit and cost of sales before non-cash items is provided in the “Results of Operations” section.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash

(in CAD thousands)	March 31, 2015	December 31, 2014
Cash and cash equivalents	$18,694	$17,968
Net working capital	$36,904	$32,907

At March 31, 2015, the Company had cash and cash equivalents of $18.7 million compared to $18.0 million at December 31, 2014. Cash increased by $0.7 million in the first quarter of 2015 primarily due to cash flows from operating activities of $1.8 million and a $1.1 million increase in cash and cash equivalents as the result of favorable foreign exchange fluctuations. These factors were partly offset by $1.3 million invested in mineral properties, plant and equipment (“Capex”) during the period, as well as $0.9 million paid in advances to Cangold (refer to Significant Events section for more information).

At March 31, 2015, the Company had net working capital of $36.9 million compared to $32.9 million at December 31, 2014. Net working capital increased by $4.0 million primarily due to net income of $3.6 million and an increase in the foreign currency translation reserve of $2.0 million, less $1.3 million on Capex.

Operating activities

For the quarter ended March 31, 2015, cash flow provided by operating activities was $1.8 million compared to $1.2 million for the quarter ended March 31, 2014. The increase in cash flow provided by operating activities is attributable to the Company’s increased gross profit during the quarter ended March 31, 2015. This increase was partly offset by a $3.0 million increase in non-cash working capital relating primarily to increases in trade and other receivables.

Investing activities

For the quarter ended March 31, 2015, the Company had net cash outflows from investing activities of $2.3 million, compared to $2.2 million during the comparative period in 2014. Investing activities during the first quarter of 2015 included $1.3 million invested in mineral properties, plant and equipment, as well as $0.9 million of advances made to Cangold.

Financing activities

Cash flows provided by financing activities were negligible during the quarter ended March 31, 2015 compared to $0.3 million in the corresponding period in 2014, which related to proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

The Company generated $4.8 million in operating cash flows before changes in non-cash net working capital during the quarter ended March 31, 2015. As this exceeded cash used in investing activities, the Company increased both cash and cash equivalents, and net working capital at the end of the quarter relative to the previous quarter end. In addition, foreign currency translation also contributed to the increase in cash and cash equivalents and net working capital.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 26

The Company anticipates that cash flow generated from mining activities along with net working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and fund development and investment activities during 2015. However, this is highly dependent on metal prices being maintained at current levels and the Company maintaining cost and grade control at its operations. The Company expects to generate cash flow from operations before changes in non-cash net working capital of at least $10 million in 2015 based on metal prices as at the date of this MD&A. Expenditures on investing activities for 2015 are expected to be in the range of $10 - $12 million.

The Company’s operating cash flows are very sensitive to the price of silver and gold and foreign exchange rate fluctuations, and the operating cash flow forecast provided above can vary significantly. Capital spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices from current levels may result in an increase in planned expenditures in the latter half of 2015 and, conversely, weaker average silver prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables, and no short-term credit facilities. However, the Company may require access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition.

Contractual Obligations

As of March 31, 2015, the Company had the following contractual obligations:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$323	$271	$40	$12	$-
Drilling services	1,030	1,030	-	-	-
Equipment purchases with third party vendors	141	141	-	-	-
Reclamation and remediation (undiscounted)	3,777	-	1,461	340	1,976
Total	$5,271	$1,442	$1,501	$352	$1,976

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Cangold Limited (“Cangold”) has three directors and/or officers that are also directors and/or officers of the Company. Robert A. Archer and Ken Major serve as board members of both companies, and Robert Brown serves as an officer of both companies. Mr. Archer also serves as Chief Executive Officer and President of both Great Panther and Cangold. The Company’s employees provide certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company charges rent for shared office space. On April 13, 2015, Great Panther and Cangold announced that they had entered into an Arrangement Agreement, pursuant to which Great Panther will, subject to the remaining conditions precedent of the Arrangement Agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement. During the first quarter of 2015, the Company also advanced funds to Cangold and at March 31, 2015, the amount outstanding under the Cangold Loan amounted to $0.9 million (December 31, 2014 - $144,000). (Refer to the Significant Events section of this MD&A for more information regarding the Cangold Loan and Arrangement Agreement).

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 27

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provided his services as President and CEO of the Company until December 31, 2014. The Company entered into an employment agreement with Mr. Archer effective January 1, 2015 which succeeded the consulting services agreement with Platoro. As at March 31, 2015, nil (December 31, 2014: $36,000) was payable to Platoro.

The Company’s key management includes the Company’s Directors, the President and CEO, the CFO, the COO and the Vice Presidents. The compensation paid or payable to key management for the quarter ended March 31, 2015 was $0.7 million (quarter ended March 31, 2014 - $0.6 million). The Company is committed to making severance payments amounting to approximately $1.6 million to certain officers and management in the even that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2014 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company did not identify any areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ending December 31, 2015, however, the following are accounting standards anticipated to be effective January 1, 2016 or later:

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from contracts with Customers

In May 2014 the IASB issued a new IFRS 15 Revenue from contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2017. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

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IFRS 7 Financial instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IAS 34 Interim financial reporting: Disclosure

Amended to require interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report such as Management Discussion and Analysis. Other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at March 31, 2015	Basis of measurement	Associated risks

Cash and cash equivalents	$18,694	Amortized cost	Credit, currency, interest rate

Marketable securities	$91	Fair value through other comprehensive income	Exchange

Trade and other receivables	$14,579	Amortized cost	Credit, currency, commodity price

Trade and other payables	$(6,197)	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 18 of the annual audited consolidated financial statements for the year ended December 31, 2014.

GREAT PANTHER SILVER LIMITED Management's Discussion & Analysis	Page 29

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 139,573,707 common shares issued and 8,306,089 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. During the three months ended March 31, 2015, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design of the Company’s disclosure controls and procedures as at March 31, 2015. There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31 2015 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures. Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2015.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

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In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward looking statements are:

•	Expectations that all conditions to closing the Cangold Arrangement are satisfied, and that the transaction will close prior to the end of May 2015

•	Plans and targets for exploration and development drilling in 2015 and beyond for each of the Company’s properties

•	Expectations of the Company’s silver equivalent ounce production 2015

•	Guidance for cash cost and AISC for 2015

•	Expectations that cash flow from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2015

•	Expectations for improvement in grade and cost control at the Company’s mines

•	Expected expenditures on investing activities for 2015

•	Expected cash flows from operations for 2015

•	Expectations for quarterly G&A expenses for the remainder of 2015 and beyond

•	Expectations on the completion of work on an updated mineral resource estimate for Topia and the release of an updated technical report in the second quarter of 2015

•	Expectations to reinstate the remaining mineral claim at the El Horcon Project in 2015

•	Expectation that rehabilitation work at the Cata shaft will be completed in the third quarter of 2015 and allow for more efficient mining operations

•	Improvements in safety due to implementation of additional procedures to prevent recurring accidents at any of our operations

•	The Company’s objective to acquire additional mines or projects in the Americas

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

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This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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